UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Monogram Orthopaedics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2349540

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3913 Todd Lane, Austin, TX 78744

(Mailing Address of principal executive offices)

(512) 399-2656

Issuer’s telephone number, including area code

In this report, the term “Monogram,” ”we,” “us” or “the company” refers to Monogram Orthopaedics, Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2020. The financial statements included in this filing as of and for the six month period ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016 as “Monogram Arthroplasty Inc.” On March 27, 2017, the company changed its name to “Monogram Orthopaedics, Inc.” Monogram Orthopaedics is developing a product solution architecture intending to enable mass personalization of press-fit orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The company has a robot prototype that can execute optimized paths for high precision insertion of optimized press-fit implants in synthetic bone specimens. These implants and cut-paths are prepared based on proprietary Monogram designs. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for the execution of reconstructive joint replacement procedures.

On September 20, 2019, the company commenced an offering under Regulation A under the Securities Act of 1933 pursuant to which it offered shares of its Series A Preferred Stock (the “Series A Offering”). On August 28, 2020, the company filed an offering statement on Form 1-A to offer up to 4,784,689 shares of its Series B Preferred Stock (the “Series B Offering”). The SEC has not yet qualified this offering statement.

Results of operations

Six months ended June 30, 2020 compared to six months ended June 30, 2019

The company is in an early stage of development.  The company did not generate revenues for the six months ended June 30, 2020 and 2019.

Our costs and expenses currently consist of general and administrative expenses primarily composed of salaries, travel, and office expenses of administrative employees and contractors, software license fees, and other overhead expenses. Costs and expenses totaled $4,393,372 for the six months ended June 30, 2020 compared to $558,510 for the six months ended June 30, 2019, an increase of $3,834,862, primarily due to:

•	General and administrative expenses increased to $143,180for the six months ended June 30, 2020 from $129,000 for the six months ended June 30, 2019, an 11% increase, due primarily to increases in fees incurred in connection with the Series A Offering, as well as increases in salaries and payroll taxes, reductions in insurance premiums, and small medical equipment purchases that were not made in 2018;

•	Marketing and advertising expenses increased to $929,958 for the six months ended June 30, 2020 from $16,635 for the six months ended June 30, 2019 in connection with the Series A Offering. Marketing and advertising efforts by the company prior to commencing the Series A Offering were minimal;

•	Wages and payroll related expenses increased to $683,663 for the six months ended June 30, 2020 from $99,537 for the six months ended June 30, 2019, an increase of $584,126 primarily due to increases in personnel in 2020.

•	Stock-based compensation expenses during the six months ended June 30, 2020 were $2,084,064, of which $3,737 was incurred during the six months ended June 30, 2019, in conjunction with the issuance of Common Stock and options to purchase Common Stock to employees, advisors and consultants of the company under the company’s 2019 Stock Option and Grant Plan, which was adopted on May 7, 2019, and subsequently amended on August 15, 2020. The vesting of stock options accounts for $4,740 in stock-based compensation and the issuance of 519,831 shares of Common Stock was recorded as stock-based compensation of $2,079,324;

•	Legal and professional services expenses increased to $253,906 for the six months ended June 30, 2020 from $92,707 for the six months ended June 30, 2019, an increase of 174% due to fees incurred in connection with the issuances of convertible notes, intellectual property filings, contract negotiations, and the Series B Offering;

•	Research and development costs increased to $282,955 for the six months ended June 30, 2020 from $203,552 for the six months ended June 30, 2019, a 39% increase, due to research related to testing of our patient optimized press-fit implant components with the Orthopaedic Biomechanics and Advanced Surgical Technologies Laboratory at the University of Nebraska Medical Center and the development of our navigated robotic system.

The company also had a loss on a change in derivative liabilities of $717,887 for the six months ended June 30, 2020, which was not incurred during the six months ended June 30, 2019. This occurred primarily due to an increase in the total value of the company as a result of the Company issuing shares and raising capital in 2020, which led to an increase in the amount of shares a certain warrant holder of the company (Pro-Dex, Inc.) could acquire pursuant to the anti-dilutive rights of the warrants held by Pro-Dex, Inc. The effect of those rights is that at any time we issue additional shares of our stock that would dilute Pro-Dex, Inc., Pro-Dex, Inc. has the right to acquire additional shares to maintain their pro rata ownership. Since the issuance of additional shares in the Series A Offering increased the outstanding shares of capital stock of our company, Pro-Dex, Inc. had the right to acquire more shares of the Company, increasing the value of their investment and resulting in an increase in the company's derivative liabilities for the six months ended June 30, 2020.

As a result of the foregoing, the company generated a net loss of $5,143,448 for the six months ended June 30, 2020 compared to a net loss of $615,552 for the six months ended June 30, 2019, a $4,527,896 increase in net loss. Excluding the stock-based compensation expense of $2,084,064, however, the company’s net loss was $3,059,384 as of June 30, 2020.

We expect our legal and professional, research and development, payments to contractors, and marketing and advertising expenses to increase in connection with the Series B Offering, for which we made our initial filing with the SEC on August 28, 2020. We expect wages and payroll tax expenses to increase following the Series B Offering. We expect rent to decrease following a move to a less expensive facility.

Liquidity and Capital Resources

At June 30, 2020 the company’s cash on hand was $9,415,863. The company is not generating revenues and requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, but has raised capital through securities offerings. As of June 30, 2020, the company had working capital of $7,934,034 and a stockholders’ equity of $8,814,312. The company has historically been capitalized by contributions from related parties and its officers and directors. More recently, it has raised capital through securities offerings. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

On September 20, 2019, the company commenced an offering under Regulation A under the Securities Act of 1933 pursuant to which it offered shares of its Series A Preferred Stock (the “Series A Offering”). On December 27, 2019, the company executed a rolling close of its offering and issued 702,021 shares of Series A Preferred Stock. Gross proceeds amounted to $2,808,084 and offering costs, which were recorded as a reduction in capital in excess of par value, totaled $282,242, resulting in net proceeds of $2,526,544. On March 17, 2020, the company filed a 253G2 supplement in connection with the Series A Offering, indicating that the company intended to terminate the Series A Offering on April 24, 2020 (the “Termination Date”). The company terminated the Series A Offering on the Termination Date. In the six months ended June 30, 2020, the company executed five additional closings and sold an aggregate of 2,940,121 shares of Series A Preferred Stock for gross proceeds of $11,760,484. Offering costs, which were recorded as a reduction in capital in excess of par value, totaled $1,013,860, resulting in net proceeds of $10,746,624.

The company estimates that the proceeds raised from the Series A Offering can continue to fund the company’s current rate of operations through 2021 without raising additional capital. However, the company has determined that additional capital raising activity will be beneficial for enhancing the operations of the company.

On August 28, 2020, the company filed an offering statement on Form 1-A to offer up to 4,784,689 shares of its Series B Preferred Stock (the “Series B Offering”). The SEC has not yet qualified this offering statement.

On July 1st, 2020, the company entered into a distribution agreement for an FDA approved total knee system, specific components of which it intends to integrate into its novel knee system for future release. As part of this agreement, the company placed an initial purchase order for inventory totaling approximately $500,085.

Issuances of Equity and Debt

Since its inception, the company has funded operations primarily through the issuance of equity securities and convertible notes. During the six months ended June 30, 2019, the company did not have any convertible promissory note issuances that resulted in proceeds to the company. In February 2019, the company issued a convertible promissory note to Benjamin Sexson, the company’s CEO, in consideration for deferred compensation in the amount of $48,000 that were converted into convertible notes. For the six months ended June 30, 2019, the company received cash proceeds of $583 from the issuance of shares of Common Stock to its Chief Executive Officer. The company received no cash proceeds from common stock issuances for the six months ended June 30, 2020. As described above, the company sold shares of Series A Preferred Stock in the Series A Offering in 2019 and 2020 – see “Liquidity and Capital Resources”.

Indebtedness

As of June 30, 2020, the company had $119,025 total debt, consisting of a Payroll Protection Program (PPP) loan of $79,025 and a $40,000 note that matured in July 2020 and was paid in full. During the six months ended June 30, 2020, the company received a $79,025 Payroll Protection Program (PPP) loan from the U.S. Small Business Administration that carries an interest rate of 1%, has a two-year term with no principal payments for 12 months, and which can be forgiven in full if the company applies for forgiveness and documents that it spent proceeds on allowed expenditures, including payroll cost. The company believes this loan will be forgiven in full.

As of December 31, 2019, the company owed Pro-Dex, Inc. notes payable of $800,000 and accrued interest payable of $117,295. In April 2020, the company paid off this note in full, consisting of $800,000 in principal and $134,867 in accrued interest. Pro-Dex, Inc. also holds anti-dilutive warrants for which the company has recorded a warrant liability of $947,131 as of June 30, 2020.

The company owed Doug Unis, a board member of the company, $71,000 in notes payable and $5,969 in accrued interest at December 31, 2019, that was discharged in full in April 2020 by the issuance of 71,307 shares of Series A preferred Stock. Doug Unis is owed $4,000 in accounts payable at June 30, 2020.

The company owes its Chief Executive Officer $4,518 in accounts payable and $151,427 in salary and bonus payable at June 30, 2020.

The company currently has no material commitments for capital expenditures.

Trend Information

Our primary addressable market is for knee procedures, specifically primary Total Knee Arthroplasty (“TKA”) procedures (Monogram has a novel Total Hip Arthroplasty (“THA”) design but we will not be pursuing commercialization until after the knee has been successful approved). The intention of reconstructive joint replacement procedures is to replace diseased or damaged bone with fabricated implants designed to restore patient function. Management of the company has reviewed third party reports trusted by management which identify that approximately 1,059,200 TKA procedures where were conducted in the United States in 2019, compared to 1,011,300 TKA procedures in 2018. This increase in TKA procedures represents a year-over-year increase in surgical volume from 2018 to 2019 of 4.7% for TKA procedures. Generally, the fabricated implants are surgically inserted, and fixation is achieved via cement or osseointegration (“press-fit,” “cementless,” “uncemented”). Monogram is focusing its developments on cementless knee fixation.

Joint reconstruction and musculoskeletal care are widely recognized as highly effective treatments as measured by the rates of long-term survivability. As such, we expect the procedure volumes to continue to grow with strong demographic tailwinds. Industry publications identify the global market for Knee Joint Reconstruction Sales in 2019 was estimated to be $9. Those same publications projected the market for Knee Joint Reconstruction Sales to increase to $10.7bn by 2023. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services ("CMS") seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist in improving quality and reducing cost. We believe these pressures are a potential tailwind for technologies that help surgeons achieve reproducibly, total “episode of care” positive outcomes (reducing the length of stay, reducing revision surgeries, supporting better patient outcomes, etc.). Notably, growth estimates do not factor in the adverse impacts of the COVID-19 pandemic and are likely overstated.

The push for reproducible positive outcomes has been positive for the adoption of computer assisted surgical robotics. Despite this robot adoption is still early. We believe that robotic adoption and the penetration of computer assistive tools remains in the earlier stages of adoption. For instance, in public information available from its Q4 2019 earnings call, Stryker Corporation indicated that it had performed 24,000 Total Knee procedures in the quarter. At the Evercore HEALTHCONx Healthcare Conference on November 28, 2018, Styker executives indicated that there were approximately 600 robots installed globally but 5,000 hospitals in the US alone that are a target for a least one robot. According to research sources trusted by management, the robotic procedure growth rate may be as high as 29.2% compounded annually over the next 7 years.

It should be noted that the emergence of 3D printing technologies allow manufacturers to print porous structures directly into implants. As identified in the above industry studies, it is our view that the growth and demand for press-fit uncemented implants are increasing and that the penetration of press-fit implants for knee replacements remains low. Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

In conclusion, it is our view that computer-assisted robotic procedures will continue to increase market penetration and improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

Distribution Agreement

On July 1st, 2020, the company entered into a distribution agreement for an FDA approved total knee system, specific components of which it intends to integrate into its novel knee system for future release. As part of this agreement, the company placed an initial purchase order for inventory totaling approximately $500,085.  The company is actively soliciting interest from established orthopaedic distributors to market this FDA approved total knee system.  On August 31, 2020, the company entered into its first sales agency agreement.  The company intends to grow its distributor network for this product.

Item 2. Other Information

Previously, the company erroneously labeled its certificate of incorporation as the "Fourth Amended and Restated Certificate of Incorporation," when in fact it was the company's Second Amended and Restated Certificate of Incorporation. The company has corrected the description of Exhibit 2.1 in this report.

Item 3. Financial Statements

MONOGRAM ORTHOPAEDICS INC.

Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,415,863	$2,319,393
Prepaid expenses	184,442	65,000
Total current assets	9,600,305	2,384,393
Equipment, net of accumulated depreciation	870,272	235,748
Operating lease right-of-use-asset	310,434
Deposits	15,342
Total assets	$10,796,353	$2,620,141
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable
Trade	$440,800	$241,850
Related party	8,510	8,518
Accrued interest payable	4,714	78,072
Accrued interest payable – related parties	-	124,964
Accrued officer salary payable	151,427	88,125
Warrant liability	947,131	229,244
Operating lease liability	73,689	-
Current portion of long-term debt	40,000	1,205,000
Current portion of long-term debt – related parties	-	871,000
Total current liabilities	1,666,271	2,846,773
Long-term notes payable	79,025	-
Operating lease liability, net of current portion	236,745	-
Long-term debt – related parties	-	48,000
Total liabilities	1,982,041	2,894,773
Commitments and Contingencies	-	-
Stockholders’ equity (deficit):
Preferred stock, $.001 par value; 7,850,000,shares authorized, 4,897,739 and 702,201 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	4,897	702
Common stock, $.001 par value; 13,225,000 shares authorized, 4,836,935 and 4,317,104 shares issued and outstanding at June 30, 2020 and Dec. 31, 2019, respectively	4,837	4,317
Capital in excess of par value	17,137,552	2,909,875
Accumulated deficit	(8,332,974)	(3,189,526)
Total stockholders’ equity (deficit)	8,814,312	(274,632)
Total liabilities and stockholders’ equity (deficit)	$10,796,353	$2,620,141

Accompanying notes are an integral part of these financial statements

MONOGRAM ORTHOPAEDICS INC.
Statements of Operations (Unaudited)

	Six Months Ended June 30,
	2020	2019

Revenues	$-	$-
Cost and expenses:
Wages and payroll related expenses	683,663	99,537
General and administrative	143,180	129,100
Marketing and advertising	929,958	16,635
Legal and professional services	253,906	92,707
Depreciation	15,646	13,242
Stock-based compensation	2,084,064	3,737
Research and development	282,955	203,552
Total costs and expenses	4,393,372	558,510
Loss from operations	(4,393,372)	(558,510)
Other income (expense)
Interest expense	(54,250)	(61,340)
Loss on change in derivative liabilities	(717,887)	-
Other income	5,000	-
Interest income	17,061	4,298
Total other income (expense)	(750,076)	(57,042)
Net loss before taxes	(5,143,448)	(615,552)
Income tax	-	-
Net loss	$(5,143,448)	$(615,552)
Basic and diluted loss per share	$(1.16)	$(0.41)
Weighted average number of basic and diluted shares outstanding	4,425,640	1,491,833

Accompanying notes are an integral part of these unaudited financial statements

MONOGRAM ORTHOPAEDICS INC.

Statements of Stockholders’ Equity (Deficit)

For the Six Months Ended June 30, 2020 and the Years Ended December 31, 2019 and 2018

(Unaudited)

	Common Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2017	-	$-	127,382	$127	$3,058	$(680,993)	$(677,808)
Net loss, December 31, 2018	-	-	-	-	-	(712,268)	(712,268)
Stock repurchase	-	-	(38,000)	(38)	(912)	-	(950)
Balance, December 31, 2018	-	-	89,382	89	2,146	(1,393,261)	(1,391,026)
Net loss, December 31, 2019	-	-	-	-	-	(1,796,265)	(1,796,265)
Stock option expense	-	-	-	-	5,303	-	5,303
Common stock issuances	-	-	4,227,722	4,228	376,584	-	380,812
Sale of preferred shares	702,201	702	-	-	2,525,842	-	2,526,544
Balance, December 31, 2019	702,201	702	4,317,104	4,317	2,909,875	(3,189,526)	(274,632)
Net loss, June 30, 2020	-	-	-	-		(5,143,448)	(5,143,448)
Debt conversion	1,255,417	1,255	-	-	1,400,449	-	1,401,704
Stock-based compensation	-	-	519,831	520	2,083,544	-	2,084,064
Sale of preferred shares	2,940,121	2,940	-	-	10,743,684	-	10,746,624
Balance, June 30, 2020	4,897,739	$4,897	4,836,935	$4,837	$17,137,552	$(8,332,974)	$8,814,312

Accompanying notes are an integral part of these unaudited financial statements

MONOGRAM ORTHOPAEDICS INC.
Statements of Cash Flows

(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2020	2019
Operating activities
Net loss	$(5,143,448)	$(615,552)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,084,064	3,737
Depreciation	15,646	13,242
Change in fair value of derivative liabilities	717,887	-
Changes in non-cash working capital balances:
Prepaid expenses	(119,442)	(94)
Deposits	(15,342)	-
Accounts payable	198,948	(175,640)
Accrued officer salary payable	63,302	-
Accrued payable – related parties	(8)	(7,517)
Accrued interest payable	(80,617)	61,340
Cash used in operating activities	(2,279,010)	(720,484)

Investing activities
Purchase of equipment	(650,170)	(2,261)
Cash used in investing activities	(650,170)	(2,261)

Financing activities
Proceeds from notes payable	79,025	-
Proceeds from sale of preferred stock	10,746,624	-
Proceeds from sale of common stock	-	583
Payment of related party loans	(800,000)	-
Cash provided by financing activities	10,025,649	583

Increase (decrease) in cash and cash equivalents during the period	7,096,470	(722,162)
Cash and cash equivalents, beginning of the period	2,319,393	922,108
Cash and cash equivalents, end of the period	$9,415,863	$199,946
Cash paid for:
Interest	$134,867	$-
Income taxes	$-	$-
Non-cash financing activities
Note issued for officer's salary	$-	$48,000
Conversion of notes payable into preferred stock	$1,401,704	$-

Accompanying notes are an integral part of these unaudited financial statements

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Unaudited)

1.	Description of Business and Summary of Accounting Principles

Description of the Organization

Monogram Orthopaedics Inc. (“Monogram,” “we,” “our,” or the “Company”), incorporated in the state of Delaware on April 21, 2016, is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.  The Company’s fiscal year end is December 31. The Company operated from its headquarters in Brooklyn, New York until January 2020 when it moved to Austin, Texas.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company’s deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options, warrants and convertible preferred stock are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2020 and 2019. The Company uses two financial institutions for its cash balances, and occasionally maintains cash balances that exceed federally insured limits.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment, including the Company’s robot, are depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2020 or 2019.

General and Administrative Expenses

General and administrative expenses include travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Stock-Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards No. l23R "Accounting for Stock Based Compensation," in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used (i) the stock value pursuant to an independent valuation dated February 27, 2019 to record stock-based compensation at a price of $0.09 per share and (ii) its most recent price from the sale of stock of $4.00 per share, from December 2019 to April 2020, for valuing stock-based compensation.

Research and Development Costs

Research and development (“R&D”) costs are expensed as incurred and amounted to $282,955 and $203,552 for the six-month periods ended June 30, 2020 and 2019, respectively. The company currently has several R&D initiatives underway including mechanical testing of a patient specific hip, micromotion studies of a patient specific press-fit knee implant, and performance testing of a robot mounted navigation system.

Advertising Costs

Advertising and marketing costs are expensed as incurred and amounted to $939,958 and $16,635 for the six-month periods ended June 30, 2020 and 2019, respectively. Included in advertising costs are the online advertisements purchased to promote the Company’s sale of preferred stock through the use of an offering statement that was qualified by the Securities and Exchange Commission under Tier II of Regulation A.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the warrant liability, valuations of stock-based compensation and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses.  The new guidance provides better representation about expected credit losses on financial instruments. This update requires the use of a methodology that reflects expected losses and requires consideration of a broader range of reasonable and supportive information to inform credit loss estimates.  This ASU is effective for reporting periods beginning after December 15, 2022, with early adoption permitted.  The company is studying the impact of adopting the ASU in 2023, and what effect it could have. The Company believes the accounting change would not have a material effect on the financial statements.

In March 2017 the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company’s financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvement to Nonemployee Share-based Payment Accounting, which simplifies the accounting for share-based payments. The company elected early adoption of this ASU, using the modified retrospective approach, so that all stock compensation to employees and nonemployees is treated under the same guidance as in ASC 718. No outstanding stock option grants were required to be revalued upon the adoption of this ASU.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2.	Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations as of June 30, 2020, has an accumulated deficit of $8,270,495. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, research and development efforts, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company’s results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management’s plans include:

1.	Continue to raise cash for research, product development and working capital purposes by selling equity under an offering statement that has been filed with the Securities and Exchange Commission under Tier II of Regulation A. The Company is seeking to raise up to $30,000,000 by offering for sale shares of Series B preferred stock, at a price of $6.27 per share, which may convert into shares of common stock on a one-for-one basis. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management’s plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3.	Equipment

Equipment, net consists of the following as of June 30, 2020 and December 31, 2019.

		December 31,
	June 30, 2020	2019
Computer equipment	$109,351	$32,430
Medical equipment	253,558	6,142
Robot	449,083	123,250
Work-in-process equipment	150,000	150,000
	961,992	311,822
Accumulated depreciation	(91,720)	(76,074)
Equipment, net	$870,272	$235,748

For the six months ended June 30, 2020 and 2019, depreciation expense amounted to $15,646 and $13,242, respectively. Not all equipment has been placed into service as of June 30, 2020.

4.	Debt

The following table summarizes components debt as of June 30, 2020 and December 31, 2019:

		December 31,
	June 30, 2020	2019
Convertible term notes	$40,000	$1,125,000
Secured convertible term notes	-	80,000
U.S. SBA loan	79,025	-
Convertible term notes – related parties	-	919,000
Total Debt	$119,025	$2,124,000

The notes payable outstanding at December 31, 2020 were convertible into equity upon the closing of a financing greater than $5,000,000, which occurred effective April 23, 2020. See Note 8.

The notes payable at June 30, 2020 consist of a $40,000 note that matured in July 2020 and was paid in full, and a $79,025 Payroll Protection Program loan from the U.S. Small Business Administration that carriers an interest rate of 1%, has a two-year term with no principal payments for 12 months, and which can be forgiven in full if the Company applies for forgiveness and documents that it spent proceeds on allowed expenditures, including payroll cost. The Company believes this loan will be forgiven in full.

Interest expense amounted to $54,250 and $61,340 for the six-month periods ended June 30, 2020 and 2019, respectively. Accrued interest payable amounted to $4,714 and $78,072 as of June 30, 2020 and December 31, 2019, respectively. Accrued interest payable to related parties amounted to $0 and $124,964 at June 30, 2020 and December 31, 2019, respectively.

5.	Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB’s ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Debt

At June 30, 2020 and December 31, 2019, the Company’s convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

Stock-Based Compensation

The Company records stock-based compensation based upon (i) the stock value pursuant to an independent valuation prepared in compliance with Internal Revenue Code Section 409A and Accounting Standards Codification 718 dated February 27, 2019 that assigned a fair market value to the Company's common stock at a price of $0.09 per share or (ii) its most recent sale of stock of $4.00 per share during the period December 2019 through April 2020.

Warrant Liability Measured and Recognized at Fair Value on a Recurring Basis

The following table presents the amounts of warrant liability measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019.

The fair value of the warrant liability is generally measured using pricing models with no observable inputs.  These measurements are classified as Level 3 within the fair value of hierarchy.

	Total	(Level 1)	(Level 2)	(Level 3)
June 30, 2020
Warrant liability	$947,131	-	-	$947,131

December 31, 2019
Warrant liability	$229,244	-	-	229,244

The Company has no instruments with significant off-balance sheet risk.

6.	Income Taxes

At June 30, 2020 and December 31, 2019, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $2,800,000 expiring in the years of 2020 through 2035. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. Among numerous provisions, the Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign sourced earnings. As a result of the Tax Act, the Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%.

Due to the net losses incurred, the Company recorded no income tax expense for the six-month periods ended June 30, 2020 and 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company records a valuation allowance equal to 100% of its deferred tax assets.

7.	Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of June 30, 2020, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company leased its headquarters on a month-to-month basis under a lease agreement that expired on August 31, 2019. A new office lease was signed in March 2020 for a term ending on March 31, 2024. For the six-month periods ended June 30, 2020 and 2019, rent expense amounted to $30,684 and $12,878, respectively.

Effective January 1, 2019, the Company adopted ASU No. 2016-02 (“ASU 2016-02”), Leases using the modified retrospective transition approach utilizing the effective date as the date of initial application. The adoption of the ASU had no impact on the Company’s financial statements due to the short-term nature of the lease agreement. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company’s office lease does not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate which is based on the interest rate of similar debt outstanding.

The table below presents the lease related asset and liability recorded on the Company’s balance sheet as of June 30, 2020.

Operating lease right of use asset	$310,434
Total operating lease assets	$310,434

Current operating lease liability	$73,689
Long-term operating lease liability	236,745
Total operating lease liability	$310,745

The lease expense for the six months ended June 30, 2020 was $21,671, which consisted of amortization expense of $17,654 and interest expense of $4,027. The cash paid under the operating lease during the six months ended June 30, 2020 was $21,671. At June 30, 2020, the remaining lease term was 3.75 years and the discount rate was 5%.

Non-Dilutive Warrant

On December 20, 2018, the Company issued a non-dilutive warrant that expires on December 20, 2025. The warrant is convertible into 5% of the outstanding equity of the Company at a purchase price of $1,250,000, and is valued at $947,131 and $229,244 at June 30, 2020 and December 31, 2019, respectively. As the company issues shares of common or preferred stock, this warrant liability is subject to increasing in value.

8.	Stockholders’ Deficit

The Company is authorized to issue 13,225,000 shares of its common stock, par value $0.001 per share (the "Common Stock”), and 7,850,000 shares of preferred stock, par value $0.001 per share. The Company designated 5,000,000 shares of preferred stock as Series A Preferred Stock.

As of June 30, 2020 and December 31, 2019, 4,836,935 and 4,317,104 shares of Common Stock were outstanding, respectively. As of June 30, 2020 and December 31, 2019, 4,897,739 and 702,201 shares of Series A Preferred Stock were outstanding, respectively.

The board of directors authorized a reverse split of the Common Stock on a 1-for-25 basis, whereby the Company issued to each of its stockholders one share of Common Stock for every 25 shares of Common Stock held by such stockholder. The reverse split was effective on May 29, 2019. The financial statements as of and for the six months ended June 30, 2019 have been adjusted to give effect to the reverse split.

In the year ended December 31, 2019, the Company recorded $614,870 in stock-based compensation expense in conjunction with the issuance of Common Stock and options to purchase Common Stock. The Company also received cash proceeds of $489 from the issuance of shares of Common Stock to its Chief Executive Officer. A total of 4,227,722 shares of Common Stock were issued in 2019.

In the six months ended June 30, 2020, the Company recorded stock-based compensation expense of $2,084,064. The vesting of stock options accounts for $4,740 in stock-based compensation and the issuance of 519,831 shares of Common Stock was recorded as stock-based compensation of $2,079,324.

In the six months ended June 30, 2020, based upon automatic conversion requirements in convertible promissory notes, the Company issued 1,255,417 shares of Common Stock as payment in full of $1,284,000 in principal and $117,704 accrued interest, for a total of $1,401,704. Of these amounts, payments to related parties totaled $10,041 in accrued interest and $119,000 in principal.

The Company filed a preliminary offering circular dated September 10, 2019 to raise up to $20,000,000 through the use of an offering statement that was qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company offered up to 5,000,000 shares of Series A Preferred Stock, at a price of $4.00 per share, which may convert into shares of Common Stock on a one-for-one basis. On December 27, 2019, the Company executed a rolling close of its offering and issued 702,021 shares of Series A Preferred Stock. Gross proceeds amounted to $2,808,084 and offering costs, which were recorded as a reduction in capital in excess of par value, totaled $282,242, resulting in net proceeds of $2,526,544.

In the six months ended June 30, 2020, the Company executed five additional closings and sold an aggregate of 2,940,121 shares of Series A Preferred Stock for gross proceeds of $11,760,484. Offering costs, which were recorded as a reduction in capital in excess of par value, totaled $1,013,860, resulting in net proceeds of $10,746,624.

The Series A Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon the occurrence of certain events, such as the effectiveness of registration of the Common Stock in an initial public offering. The rights and preferences associated with the Common Stock and Series A Preferred Stock are as follows:

Common Stock

Voting Rights

Each holder of the company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. In addition, holders of our Common Stock are entitled to vote as a separate class for the election of two (2) directors of the company’s Board of Directors. Holders of our Preferred Stock may not vote on the election of these directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the company’s Restated Articles. The company has never declared or paid cash dividends on any of its capital stock.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the company. Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Series A Preferred Stock

Voting Rights

Each holder of the company’s Series A Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, subject to the following restrictions:

•	The holders of our Common Stock are entitled to elect two (2) directors to the company’s Board of Directors as a standalone class. The Preferred Stockholders may not exercise any voting rights in the election of these directors.

Holders of our Preferred Stock specifically have the right to vote with the holders of the Common Stock to elect:

•	one (1) independent director to the company’s Board of Directors; and

•	any additional directors to the company’s Board of Directors after the elections outlined above.

Each holder of Series A Preferred Stock will be entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Fractional votes will not be permitted and if the conversion results in a fractional share, it will be disregarded.

Additionally, the holders of the Series A Preferred Stock are entitled to certain protective provisions that require the company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions, comprised of the following:

a)	alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

b)	increase or decrease the authorized number of shares of any class or series of capital stock;

c)	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

d)	redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

e)	declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

f)	increase or decrease the number of directors of the company;

g)	liquidate, dissolve, or wind-up the business and affairs of the company

Dividend Rights

Holders of Series A Preferred Stock will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of the Common Stock. The company has never declared or paid cash dividends on any of its capital stock.

Conversion Rights

Shares of Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate will be one share of Common Stock per share of Series A Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Series A Preferred Stock will automatically convert into Common Stock:

i

a)     immediately prior to the closing of a firm commitment underwritten public offering of the company’s Common Stock on Form S-1, registered under the Securities Act, at a per share price not less than the Original Issue Price (as defined below) adjusted for any stock dividends, combinations, splits, recapitalizations and the like, for a total offering proceeds $5,000,000 or more (before deduction of underwriters commissions and expenses); or

i	b) upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis.

In either of these events, the shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the company, all holders of Series A Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Series A Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for the shares of Series A Preferred Stock will be $4.00 per share (the “Original Issue Price”).

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Series A Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Drag Along Right

The investors’ rights agreement contains a “drag-along provision” related to the certain events, such as the sale, merger or dissolution of the company (a “Liquidating Event”). Investors who purchase Series A Preferred Stock agree that, if the board of directors, the majority of the holders of the company’s Common Stock, and the majority of the holders of the company’s Series A Preferred Stock vote in favor of such a Liquidating Event, then such holders of Series A Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to Liquidating Event, and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the Liquidating Event.

Information Rights

The Company also agreed in the investors’ rights agreement to grant certain information rights to Series A Preferred Stockholders that invested $50,000 or more (“Major Purchasers”). The information rights provided to Major Purchasers include: (1) annual unaudited financial statements for each fiscal year of the company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company’s fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

Additional Rights and Participation Rights

The investors’ rights agreement grants Series A Preferred Stockholders and their transferees certain rights in connection with the Company’s next equity offering. If in its next equity offering after the date that an investor executes the investors’ rights agreement (the “Next Financing”) the company issues securities that (a) have rights, preferences or privileges that are more favorable than the terms of the Series A Preferred Stock or (b) provide all such future investors in the Next Financing contractual terms such as registration rights, the company agrees to provide substantially equivalent rights to the investor with respect to the Series A Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), including the amount of the Series A preferred stock liquidating distributions, through the investor’s proxy, if applicable, subject to the investor’s execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (the “Next Financing Documents”), provided that certain rights may be reserved for investors with a minimum amount of investment in the Next Financing. Upon the execution and delivery of the Next Financing Documents, the investors’ rights agreement (excluding any then-existing and outstanding obligations) will be automatically amended and restated by and into the Next Financing Documents and will be terminated and of no further force or effect. As a result, the rights of investors who participate in any Next Financing will instead be governed by the Next Financing Documents.

In the investors’ rights agreement, the Company also grants investors participation rights. Investors will have the right of first refusal to purchase the investor’s Pro Rata Share of any New Securities (each as defined below) that the company may issue in the Next Financing. The investor will have no right to purchase any New Securities if the investor cannot demonstrate to the Company’s reasonable satisfaction that the investor is at the time of the proposed issuance of New Securities eligible to purchase such New Securities under applicable securities laws. An investor’s “Pro Rata Share” means the ratio of (i) the number of shares of the company’s Common Stock issued or issuable upon conversion of the Series A Preferred Stock owned by the investor, to (ii) that number of shares of the company’s capital stock equal to the sum of (A) all shares of the company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and promissory notes, and (B) all shares of the Company’s capital stock reserved and available for future grant under any equity incentive or similar plan.

“New Securities” means any shares of the Company’s capital stock to be issued in the Next Financing, including Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock.

Warrants

On December 20, 2018 the Company issued a 7-year non-dilutive cashless warrant to purchase (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise. At June 30, 2020, based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 5.475 years; (2) a volatility rate of 19.8% (3) a discount rate of 1.75% and (4) zero dividends, the warrant had a value of $947,131. At December 31, 2019, based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 5.975 years; (2) a volatility rate of 19.8% (3) a discount rate of 1.69% and (4) zero dividends, the warrant had a value of $229,244. At December 31, 2018, based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 7 years; (2) a volatility rate of 100% (3) a discount rate of 1.00% and (4) zero dividends, the warrant had a nominal value.

Stock Options

The Company adopted a stock option plan and granted stock options to 13 qualified individuals. Based upon a February 27, 2019 valuation performed by an independent and qualified financial consultant, all stock option grants issued in 2019 were valued at $0.09 cents per share, which represents the estimated market value of a share of common stock at a date that was close to the date of the grants. Stock option grants in 2020 were valued at $4.00 per share. Each grant vest in approximately four to six years, and expires in ten years from the date of the grant. The weighted average remaining life of the grants is 8.9 years at June 30, 2020.

Stock-based compensation expense from the option grants amounted to $4,740 for the six months ended June 30, 2020. The remaining unrecognized option expense that will be recognized as the option grants vest is $45,165.

The following table summarizes the option grant activity for the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018.

	Option Number of Shares	Option Exercise Price Per Share	$	Average Exercise Price
Options outstanding December 31, 2018	-	-		$-

Issued during year ended December 31, 2019	573,200	$ 0.09 - $4.00		$1.29

Exercised/canceled during year ended December 31, 2019	-	-		$-

Options outstanding December 31, 2019	573,200	$ 0.09 - $4.00		$1.29

Issued during six months ended June 30, 2020	23,000	$4.00		$4.00

Exercised/canceled during six months ended June 30, 2020	-	-		$-

Options outstanding June 30, 2020	596,200	$ 0.09 - $4.00		$1.39

Options exercisable, June 30, 2020	148,568	$ 0.09 - $4.00		$1.06

9.	Loss Per Common Share

Loss per common share data was computed as follows:

	Six months Ended June 30,
	2020	2019
Net loss	$(5,143,448)	$(615,552)

Weighted average common shares outstanding	4,425,640	1,491,833
Effect of dilutive securities	—	—
Weighted average dilutive common shares outstanding	4,425,015	1,491,833

Earnings (loss) per common share – basic	$(1.16)	$(0.41)

Earnings (loss) per common share – diluted	$(1.16)	$(0.41)

For the six months ended June 30, 2020, the Company excluded 4,897,739 shares of Common Stock issuable upon conversion of Series A Preferred Stock and 596,200 and 786,315 shares of Common Stock issuable upon the exercise of outstanding options and warrants, respectively, to purchase Common Stock from the calculation of net loss per share because the effect would be anti-dilutive. For the six month ended June 30, 2019, the Company excluded 445,800 and 4,469 shares of common stock issuable upon the exercise of outstanding options and warrants, respectively, to purchase common stock from the calculation of net loss per share because the effect would be anti-dilutive.

10.	Related Party Transactions

The Company has transactions with officers and directors or entities related to the officers and directors that are classified as related party transactions. Amounts owed to related parties at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	Dec. 31, 2019
Accounts payable	$8,510	$8,518
Accrued interest payable	$-	$124,964
Officer salary payable	$151,427	$88,125
Current portion of long-term debt	$-	$1,205,000
Long-term debt	$-	$48,000

The Company owed a board member $71,000 in notes payable and $5,969 in accrued interest at December 31, 2019, that was discharged in full in April 2020 by the issuance of 71,307 shares of Series A preferred Stock. The same board member is owed $4,000 in accounts payable at June 30, 2020 and December 31, 2019. This board member also received a stock option grant to purchase 180,000 shares of common stock at a price of $0.61 per share. The grant vests over a four-year period ending on May 27, 2023 and expires on May 27, 2029. The grant was valued at $12,193; $1,821 in expense was recorded in the year ended December 31, 2019 and $1,524 in expense was recorded in the six months ended June 30, 2020. $8,848 is the remaining unrecognized option expense at June 30, 2020.

The Company owes its Chief Executive Officer $4,518 and $4,518 in accounts payable and $151,427 and $88,125 in salary and bonus payable at June 30, 2020 and December 31, 2019, respectively. On May 27, 2019, the Chief Executive Officer received a stock option grant to purchase 160,000 shares of common stock at a price of $0.61 per share. The grant vests over a four-year period ending on May 27, 2023 and expires on May 27, 2029. The grant was valued at $10,838; $1,618 in expense was recorded in the year ended December 31, 2019 and $1,355 in expense was recorded in the six months ended June 30, 2020. $7,865 is the remaining unrecognized option expense at June 30, 2020.

As of December 31, 2019, the Company owed a related-party lender notes payable of $800,000 and accrued interest payable of $117,295. In April 2020, the $800,000 in principal and accrued interest of $134,867 was paid in full. This related party also holds the anti-dilutive warrant for which the Company has recorded a warrant liability of $947,131 as of June 30, 2020. See Notes 5 and 8.

Stock-based compensation to officers in the year ended December 31, 2019 amounted to $339,257. 1,957,080 shares of Common Stock issued to the Company's Chief Executive Officer were recorded as $176,137 in stock-based compensation and 1,812,447 shares of Common Stock issued to the Company's Chief Medical Officer were recorded as $163,120 in stock-based compensation. The Common Stock issuances were valued at a price of $0.09 per share based upon an independent valuation prepared in compliance with Internal Revenue Code Section 409A and Accounting Standards Codification 718.

11.	Subsequent Events

On July 1st, 2020, the Company entered into a distribution agreement for an FDA approved total knee system, specific components of which it intends to integrate into its novel knee system for future release. As part of this agreement, the Company placed an initial purchase order for inventory totaling approximately $500,085.  The company is actively soliciting interest from established orthopaedic distributors to market this FDA approved total knee system.  On August 31, 2020, the Company entered into its first sales agency agreement.  The Company intends to grow its distributor network for this product.

The Company filed a preliminary offering circular dated August 28, 2020 to raise up to $30,000,000 through the use of an offering statement that it anticipates will be qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company is offering up to 4,784,689 shares of Series B preferred stock, at a price of $6.27 per share, which may convert into shares of common stock on a one-for-one basis.

The Company evaluated subsequent events through September 3, 2020, the date these original financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.2 to the company’s Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419044154/tv529167_ex2-2.htm.)

2.3	Bylaws (included as exhibit 2.2 to the company's Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex2-2.htm)

3.1	Series A Investors’ Rights Agreement (included as exhibit 3.1 to the company’s Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex3-1.htm)

3.2	Series B Investors’ Rights Agreement (included as exhibit 3.2 to the company's Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex3-2.htm)

4.1	Subscription Agreement (included as exhibit 4.1 to the company's Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex3-2.htm)

6.1	Consulting Agreement dated March 27, 2017 between Monogram Orthopaedics, Inc. and Doug Unis (included as Exhibit 6.1 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-1.htm)

6.2	Amended Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.2 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-2.htm)

6.3	April 30, 2019 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.14 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-14.htm)

6.4	May 31, 2020 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.4 to the company’s annual report on Form 1-K filed June 11, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920072469/tm2021302d1_ex6-4.htm

6.6	Restricted Stock Award dated March 27, 2017 between Monogram Orthopaedics, Inc. and Douglas Unis (included as Exhibit 6.15 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-15.htm)

6.7	Restricted Stock Award dated April 30, 2019 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.16 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-16.htm)

6.8	Licensing Agreement dated October 3, 2017 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai as Licensor (included as Exhibit 6.17 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-17.htm)

6.9	Option Agreement dated March 18, 2019 between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.18 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-18.htm).

6.10	Development and Supply Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.19 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-19.htm)

6.11	Warrant Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.20 to the company’s Form 1-A filed September 10, 2019, available here: (http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-20.htm)

6.12	2019 Stock Option Grant Plan (included as exhibit 6.12 to the company's Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex3-2.htm)

6.13	Warrant to Purchase Capital Stock dated February 7, 2019 between Monogram Orthopaedics, Inc. and ZB Capital Partners, LLC as Holder (included as Exhibit 6.23 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-23.htm)

6.14	Amendment to Licensing Agreement dated July 5, 2019 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.24 to the company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-24.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, State of Texas, on, September 25, 2020.

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: September 25, 2020

/s/ Doug Unis
Doug Unis, Director
Date: September 25, 2020

/s/ Noel Goddard
Noel Goddard, Director
Date: September 25, 2020

/s/ Rick Van Kirk
Rick Van Kirk, Director
Date: September 25, 2020